1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 21, 2006
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:          Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of March 31, 2006 and
December 31, 2005 and for each of the three month periods ended March 31, 2006 and 2005, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Three months ended March 31,
2006
(unaudited)
2005
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
631                                   611
Product sales
627                                   601
Interest, dividends and other 4 10
Cost and expenses
829                                   659
Production costs
392                                  405
Exploration costs
12                                    10
Related party transactions 7 11
General and administrative 22 17
Royalties
11                                       9
Market development costs 4 4
Depreciation, depletion and amortization 166 140
Interest expense
25                                     19
Accretion expense
4                                      2
Employment severance costs 2 2
Profit on sale of assets and indirect taxes (see note E) (4) -
Non-hedge derivative loss 188 40
Loss from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(198)                                   (48)
Taxation benefit
8                                       1
Minority interest
(6)                                     (4)
Equity income in affiliates 26 21
Loss from continuing operations before cumulative effect of accounting change
(170)                                  (30)
Discontinued operations (see note F) - (9)
Loss before cumulative effect of accounting change
(170)                                  (39)
Cumulative effect of accounting change, net of taxation of $11 million in 2005
(see note G)
-                                  (22)
Net loss – applicable to common stockholders
(170)                                  (61)
Basic loss per common share : (cents)
From continuing operations (64) (12)
Discontinued operations - (3)
Before cumulative effect of accounting change (64) (15)
Cumulative effect of accounting change - (8)
Net loss – applicable to common stockholders (64) (23)
Diluted loss per common share : (cents)
From continuing operations (64) (12)
Discontinued operations - (3)
Before cumulative effect of accounting change (64) (15)
Cumulative effect of accounting change - (8)
Net loss – applicable to common stockholders (64) (23)
Weighted average number of common shares used in computation
265,064,368                      264,488,624
Dividend per common share (cents)
10                                     30

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At March 31,
2006
(unaudited)
At December 31,
2005
(in US Dollars, millions)
ASSETS
Current assets
1,548                            1,401
Cash and cash equivalents 215 196
Restricted cash 3                                  8
Receivables 1,008 884
Trade 23                                 97
Derivatives 790 675
Recoverable taxes, rebates, levies and duties 52 45
Other 143                                 67
Inventories (see note B) 269 260
Materials on the leach pad (see note B) 37 37
Assets held for sale 16 16
Property, plant and equipment, net (see note C)
4,975                            5,027
Acquired properties, net
1,393                            1,412
Goodwill and other intangibles, net
543                               550
Derivatives
28                                38
Other long-term inventory (see note B)
40                                32
Materials on the leach pad (see note B)
127                               116
Other long-term assets (see note D)
521                               496
Deferred taxation assets
47                                 41
Total assets
9,222                            9,113
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
2,274                            1,874
Accounts payable and other current liabilities 501 480
Derivatives 1,531                            1,121
Short-term debt 102                               160
Tax payable 134                               107
Liabilities held for sale 6 6
Other non-current liabilities
13                                 14
Long-term debt
1,818                             1,779
Derivatives
575                                527
Deferred taxation liabilities
1,116                             1,152
Provision for environmental rehabilitation (see note D)
315                                325
Other accrued liabilities
21                                 19
Provision for pension and other post-retirement medical benefits
206                                200
Minority interest
62                                 60
Commitments and contingencies
-                                   -
Stockholders’ equity
2,822                            3,163
Common stock
Stock issued 2006 – 265,117,213 (2005 – 264,938,432) 10 10
Additional paid in capital 4,977 4,972
Accumulated deficit (1,436) (1,143)
Accumulated other comprehensive income (see note K) (729) (676)
Total liabilities and stockholders' equity
9,222                           9,113

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Three months ended March 31,
2006
(unaudited)
2005
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
140                                   29
Net loss – applicable to common stockholders (170) (61)
Reconciled to net cash provided by operations:
Cumulative effect of accounting change - 22
Profit on sale of assets and indirect taxes (4) -
Depreciation, depletion and amortization 166 140
Deferred stripping costs - 1
Deferred taxation (33) (7)
Movement in non-hedge derivatives 201 1
Equity income in affiliates (26) (21)
Dividends received from affiliates 10 6
Other non cash items (7) 19
Net increase/(decrease) in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
4                                  (6)
Effect of changes in operating working capital items:
Receivables                                                                                                                            (10) 8
Inventories (18)                                (11)
Accounts payable and other current liabilities 26 (54)
Net cash provided by continuing operations 139 37
Net cash provided by/(used in) discontinued operations 1 (8)
Net cash used in investing activities
(108)                              (165)
Increase in non-current investments (1) (1)
Additions to property, plant and equipment (155) (140)
Proceeds on sale of mining assets 2 -
Cash outflows from hedge restructuring - (69)
Proceeds on sale of discontinued assets 2 -
Proceeds on sale of investments 3 -
Cash inflows from derivatives with financing 36 49
Change in restricted cash 5 (4)
Net cash (used)/generated in financing activities
(14)                                  88
Net repayments of short-term debt (39) (267)
Issuance of stock 4                                     1
Net proceeds of long-term debt 21 429
Cash inflows from derivatives with financing 29 7
Dividends paid (29)                                (82)
Net increase/(decrease) in cash and cash equivalents
18                                (48)
Effect of exchange rate changes on cash
1                                  (2)
Cash and cash equivalents – January 1,
196                                276
Cash and cash equivalents – March 31,
215                                226

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended
March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
The balance sheet as at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US
GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2005.
Note B. Inventories
At March 31,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
89                           93
Gold on hand
5                           10
Ore stockpiles
61                           47
Uranium oxide and sulfuric acid
12                           14
Supplies
139                         133
306                         297
Less: Heap leach inventory
(1)
(37)                        (37)
269                         260
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term
Gold in process
127                         116
Ore stockpiles
38                           30
Supplies
2                             2
167                         148
Less: Heap leach inventory
(1)
(127)                      (116)
40                           32
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Note C. Deferred stripping costs
On January 1, 2006 the Company adopted The Emerging Issues Task Force (“EITF”) Issue 04-6,
“Accounting for Stripping Costs in the Mining Industry”. Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the new guidance will have no impact on the Company’s cash position or net cash from operations.
Prior to 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…continued
Prepared in accordance with US GAAP
At March 31,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
Movements in the deferred stripping costs balance were as follows:
Opening balance
105                         69
Cumulative effect adjustment
(105)                           -
Amount deferred
-                         28
Translation
-                           8
Closing balance
-                       105
Note D. Provision for environmental rehabilitation
Long-term environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
The following is a reconciliation of the total liabilities for reclamation and remediation obligations:
millions)
Balance as at December 31, 2005
325
Additions to liabilities
3
Liabilities settled
(4)
Accretion expense
4
Revisions
(18)
Translation
5
Balance as at March 31, 2006
315
Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control.
The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. As at
March 31, 2006 and December 31, 2005 the balances held in this trust (cash and investments) amounted to $90 million and $85 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at March 31, 2006.
Note E. Profit on sale of assets and indirect taxes
In the three months ended March 31, 2006, the Company recorded a profit on sale of assets of $4 million
(before taxation of $nil million) relating mainly to the disposal of minor equipment and assets in South
America and an over provision of indirect taxes in Guinea. No profit on sale of assets was recorded in the three months ended March 31, 2005.
Note F. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The results of Ergo for the three months ended March 31, 2006 and 2005, are summarized as follows:
Three months ended March 31,
2006                            2005
(unaudited)                 (unaudited)
(in US Dollars, millions, except for share
data)
Per
share
(1)
(cents)
Per
share
(1)
(cents)
Revenue
1                 -                 14                5
Costs and expenses
-                 -
(23)
(8)
Pre-tax profit(loss)
1                 -                 (9)
(3)
Taxation
(1)                 -                   -                 -
Net loss attributable to discontinued operations
-
-
(9)
(3)
(1)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the three months ended
March 31, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for the three months ended March 31, 2006 and 2005 did not assume the effect of 509,715 and 535,705 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
Note G. Accounting change
During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.
This change was made as the Company believes that elimination of the permitted pension and post-
retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information.
The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income and stockholders’ equity by $22 million (net of taxation of $11 million).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…continued
Prepared in accordance with US GAAP
Note H. Stock-based compensation plans
On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R),
“Share-Based Payment”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to
Employees, and related Interpretations”, as permitted by SFAS123, “Accounting for Stock-Based
Compensation”. In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.
The Company adopted SFAS123(R) using the modified prospective transition method. Under this method, compensation cost recognized in the quarter ended March 31, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.
SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the quarter ended March 31, 2006 as the Company does not receive the benefit of a tax deduction for compensation cost.
At March 31, 2006, the Company has four stock-based employee compensation plans consisting of time-
based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term Incentive
Plan (LTIP) treated as equity settled compensation plans under SFAS123(R). During the three months ended March 31, 2006 the Company recognized a compensation expense of $1 million related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options outstanding as of March 31, 2006:
2006                      2006
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year
3,762                      220
Granted
-                         -
Exercised
(179)                      128
Forfeited (terminations)
(111)                      247
Outstanding at March 31, 2006
3,472                      224
Options exercisable at March 31, 2006
581                      118
As of March 31, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is considered to be remote.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123(R) to stock-based employee compensation in the first quarter of 2005.
Three months ended March 31,
2005
(unaudited)
(in US Dollars, millions)
Net loss as reported
(61)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
-
Pro forma net loss
(61)
Loss per share (cents)
Basic – as reported
(23)
Basic – pro forma
(23)
Diluted
(1)
– as reported
(23)
Diluted
(1)
– pro forma
(23)
(1)
The calculation of diluted loss per common share for 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period. The calculation of diluted loss per common share for 2005 did not assume the effect of
535,705 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
There was no change in the Company's income before income taxes, net income and basic and diluted earnings/(loss) per share for the three months ended March 31, 2006 as a result of adopting SFAS123(R)
on January 1, 2006, than if the Company had continued to account for share-based compensation under
APB No. 25.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…continued
Prepared in accordance with US GAAP
Three months ended March 31,
Note I. Segment information
2006                        2005
(unaudited)             (unaudited)
(in US Dollars, millions)
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues by area
South Africa
316                          280
Argentina
27                            23
Australia
50                            56
Brazil
49                            44
Ghana
77                            77
Guinea
33                            23
Mali
73                            60
Namibia
12                              9
USA
21                            26
Tanzania
43                            72
Other, including Corporate and Non-gold producing subsidiaries
3
1
704                          671
Less: Equity method investments included in above
(73)
(60)
Total revenues
631                           611
Three months ended March 31,
2006
2005
(unaudited)             (unaudited)
(in US Dollars, millions)
Segment income/(loss)
South Africa
40                        (16)
Argentina
11                             9
Australia
11                           12
Brazil
16                            21
Ghana
(14)                          (9)
Guinea
1                              -
Mali
34                           13
Namibia
4                              -
USA
(6)                          (4)
Tanzania
(20)                            11
Other, including Corporate and Non-gold producing subsidiaries
(23)
7
Total segment income
54                            44
Three months ended March 31,
2006                         2005
(unaudited)              (unaudited)
(in US Dollars, millions)
Reconciliation of segment income/(loss) to Net loss
Segment total
54                          44
Exploration costs
(12)                        (10)
General and administrative expenses
(22)                        (17)
Market development costs
(4)                          (4)
Non-hedge derivative loss
(188)                        (40)
Taxation benefit
8                             1
Discontinued operations
-                           (9)
Minority interest
(6)                           (4)
Cumulative effect of accounting change
-                         (22)
Net loss
(170)                        (61)
At March 31,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
3,117
3,019
Argentina
256
248
Australia
689
737
Brazil
433
371
Ghana
2,101
2,104
Guinea
336
349
Mali
320
(1)
309
(1)
Namibia
69
51
USA
433
429
Tanzania
1,297
1,281
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
171
215
Total segment assets
9,222
9,113
(1)
Investment held.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Three months ended March 31,
Note J. Loss per share data
2006                             2005
The following table sets forth the computation of basic and diluted loss per share:
(unaudited)
(unaudited)
(in US Dollars, millions)
Numerator
Loss before cumulative effect of accounting change
(170)
(39)
Cumulative effect of accounting change
-
(22)
Net loss – applicable to common stockholders
(170)
(61)
Denominator for basic loss per common share
Weighted average number of common shares
265,064,368
264,488,624
Basic loss per common share (cents)
(64)
(23)
Dilutive potential common shares
Weighted average number of common shares
265,064,368
264,488,624
Dilutive potential of stock incentive options
(1)
-
-
Dilutive potential of Convertible Bonds
(2)
-
-
Denominator for diluted loss per common share
Adjusted weighted average number of common shares and assumed conversions
265,064,368
264,488,624
Diluted loss per common share (cents)
(64)
(23)
(1)
The calculation of diluted loss per common share for the three months ended
March 31, 2006 and 2005 did not assume the effect of 509,716 and 535,705 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(2)
The calculation of diluted loss per common share for the three months ended
March 31, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
Note K. Accumulated other comprehensive income
Other comprehensive income consists of the following:
Three months ended March 31,
2006                                 2005
(unaudited)                      (unaudited)
(in US Dollars, millions)
Opening balance
(676)                                  (423)
Translation gain/(loss)
10                                   (126)
Financial instruments
(63)                                      13
(729)                                  (536)
Note L. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Three months ended March 31,
2006                                  2005
(unaudited)                         (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
2                    -                  2                     -
Interest cost
4                    4                 5                    3
Expected return on plan assets
(6)
-
(4)
-
Amortization of prior service cost
-
-
-
-
Actuarial (gain)/loss
-                    -                    -                   -
Net periodic benefit cost
-                    4                 3                     3
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2005, the Company expected to contribute $7 million to its pension plan in 2006. As of March 31, 2006, the
Company had contributed $2 million.
In addition, on March 31, 2006 the Company had made no additional contribution towards a total anticipated contribution of $35 million over a period of eight years. As of March 31, 2006 the Company has contributed a total of $11 million towards the $35 million funding. The next additional contribution of $6 million is due on June 30, 2006. However, this contribution is not expected to be made as the fund is likely to be fully funded by its next statutory valuation which is expected to be completed before
June 30, 2006.
Net loss
(170)                                    (61)
Translation gain/(loss)
10                                   (126)
Financial instruments
(63)                                      13
Total other comprehensive income is:
(223)
(174)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note M. Summarized income statement information of affiliates
The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola and Morila Joint Ventures) each of which was significant in the period ending March 31, 2005 and is accounted for under the equity method. Summarized income statement information of these investees is as follows:
Three months ended March 31,
2005
(unaudited)
(in US Dollars, millions)
Revenue
49
Costs and expenses
(37)
Income before taxation
12
Taxation
7
Net income
19
Note N. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of approximately $341 million and total authorized capital expenditure not yet contracted of approximately $1,119 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
Water pumping costs
The South African Department of Water Affairs and Forestry issued a Directive on November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack
Mines Limited (collectively known as Simmers who have purchased the Buffelsfontein shafts from
DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold
Mining Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing
Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005.
Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the water management liabilities associated with the Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. The Company believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.
South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South
Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
South Africa – retrenchment costs
Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The Company is currently unable to determine the effect, if any, of any potential retrenchment costs.
South Africa – re-export arrangements of artifacts
AngloGold Ashanti has undertaken to re-export certain gold artifacts, temporarily imported into South
Africa, for which custom and value added tax was waived to the amount of $5 million. The Company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African
Revenue Service.
South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($16 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro
Group.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The
Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The Company manages the operation and its share of the assessment is approximately $29 million. The Company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin)
Limited amounting to $25 million. Nufcor International Limited is accounted for under the equity method.
Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the
Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging
Agreements and the Bank has irrevocably recovered or received all sums payable to it under the
Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At March 31, 2006 the marked-to-
market valuation of the GMC hedge book was negative $259 million.
North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold South
America under their respective gold hedging agreements.
Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterparty banks for the hedging commitments of its wholly-owned subsidiary
Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At
March 31, 2006 the marked-to-market valuation of the ATS hedge book was negative $976 million.
Ghana – litigation with mining contractor and non-payment of receivable
A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of AngloGold Ashanti. If successful, there is a risk of some employees claiming rights to share options. In addition, Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $5 million pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1 million.
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
With operations in several countries on several continents, many of which are emerging markets,
AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates.
Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the
Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the
Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Vulnerability from concentrations
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Malian government. Reimbursable value added tax due from the Malian government to the Company amounts to $27 million, at March 31, 2006. The last audited value added tax return was for the period ended June 30, 2005 and at that date $12 million was still outstanding and $6 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
Reimbursable fuel duties from the Malian government to the Company amount to $14 million at March
31, 2006. Fuel duties are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The Customs and Excise department has approved $7 million which is still outstanding, while
$6 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations.
The government of Mali is a shareholder in all the Malian entities and has promised to provide a repayment plan for the amounts due. Due to this uncertainty, the amounts, although reported as current assets, may take longer than 12 months to be received.
Note O. Recent development
At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise
$500 million before expenses but after underwriters’ fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing their holding in the Company to 41.8 percent. The combined offering was priced at $51.25 per
ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the securities on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds of the primary offering approximated $495 million, which will be used for project development capital, capital expenditure and other general corporate purposes.
Note P. Declaration of dividends
On February 9, 2006 AngloGold Ashanti declared a final dividend of 62 South African cents
(9.865 US cents) per ordinary share for the year ended December 31, 2005 with a record date of
March 3, 2006 and a payment date of March 10, 2006 for holders of ordinary shares and CDIs,
March 13, 2006 for holders of GhDSs and March 20, 2006 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note Q. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and
Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold
Holdings plc) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti
Limited (being the “Guarantor”). The following is condensed financial information of the registrant and consolidating financial information for the Company as of December 31, 2005 and March 31, 2006 and
for the three months ended March 31, 2006 and 2005, with a separate column for each of IOMco as
Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the
“Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
317                                     11
309
(6)
631
Product sales
314                                       -                                      313
-
627
Interest, dividends and other
3                                     11
(4)
(6)
4
Costs and expenses
369                                     26
448
(14)
829
Production costs
181
-                                        211
-
392
Exploration costs
2                                      -
10
-
12
Related party transactions
7                                      -
-
-
7
General and administrative
16                                     15
5
(14)
22
Royalties paid/(received)
-                                      -
11
-
11
Market development costs
2                                       -
2
-
4
Depreciation, depletion and amortization
70                                       -
96
-
166
Interest expense
10                                      11
4
-
25
Accretion expense
2                                       -
2
-
4
Employment severance costs
2                                       -
-
-
2
Profit on sale of assets and indirect taxes
-                                       -
(4)
-
(4)
Non-hedge derivative loss
77                                       -                                      111
-
188
(Loss)/income before income tax provision
(52)                                   (15)
(139)
8
(198)
Taxation benefit
28                                     (1)
(19)
-
8
Minority interest
-                                        -
(6)
-
(6)
Equity income in affiliates
27                                     (1)
-
-
26
Equity (loss)/income in subsidiaries
(170)                                       -
-
170
-
(Loss)/income from continuing operations
(167)                                  (17)
(164)
178
(170)
Discontinued operations
-                                       -
-
-
-
(Loss)/income after discontinued operations
(167)                                  (17)
(164)
178
(170)
Preferred stock dividends
(3)                                       -
(3)
6
-
(Loss)/income before cumulative effect of accounting change
(170)                                  (17)
(167)
184
(170)
Cumulative effect of accounting change
-                                       -
-
-
-
Net (loss)/income - applicable to common stockholders
(170)                                  (17)
(167)
184
(170)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
282                                    2                                         331
(4)
611
Product sales
274                                    -                                         327
-
601
Interest, dividends and other
8                                     2
4
(4)
10
Costs and expenses
312                                   25
329
(7)
659
Production costs
212                                      -                                        193
-
405
Exploration costs
2                                      -
8
-
10
Related party transactions
11                                      -
-
-
11
General and administrative
14                                      -
10
(7)
17
Royalties paid/(received)
-                                      -
9
-
9
Market development costs
2                                       -
2
-
4
Depreciation, depletion and amortization
55                                       -
85
-
140
Interest expense
7                                       7
5
-
19
Accretion expense
1                                       -
1
-
2
Employment severance costs
2                                       -
-
-
2
Profit on sale of assets and indirect taxes
-                                       -
-
-
-
Non-hedge derivative loss
6                                     18
16
-
40
(Loss)/income before income tax provision
(30)                                  (23)
2
3
(48)
Taxation benefit/(expensed)
13                                       -                                      (12)
-
1
Minority interest
2                                       -
(6)
-
(4)
Equity income in affiliates
21                                       -
-
-
21
Equity (loss)/income in subsidiaries
(34)                                       -
-
34
-
(Loss)/income from continuing operations
(28)                                  (23)
(16)
37
(30)
Discontinued operations
(9)                                       -
-
-
(9)
(Loss)/income after discontinued operations
(37)                                  (23)
(16)
37
(39)
Preferred stock dividends
(2)                                       -
(2)
4
-
(Loss)/income before cumulative effect of accounting change
(39)                                  (23)
(18)
41
(39)
Cumulative effect of accounting change
(22)                                      -
-
-
(22)
Net (loss)/income - applicable to common stockholders
(61)                                  (23)
(18)
41
(61)

Condensed consolidating balance sheets
AT MARCH 31, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,046                           2,003
4,551
(6,052)
1,548
Cash and cash equivalents
6                                29                                 180                               -
215
Restricted cash
1                                   -                                     2
-
3
Receivables
969                           1,974
4,117
(6,052)
1,008
Trade and other receivables
34                                17                                 167                               -
218
Inter-group balances
568                           1,957
3,527
(6,052)                          -
Derivatives
367                                   -                                 423
-
790
Inventories
54                                   -                                 215
-
269
Materials on the leach pad
-                                    -                                  37
-
37
Assets held for sale
16                                    -
-
-
16
Property, plant and equipment, net
1,951                                    -
3,024
-
4,975
Acquired properties, net
166                                    -
1,227
-
1,393
Goodwill
-                                247
529
(259)
517
Other intangibles, net
-                                    -                                  26
-
26
Derivatives
28                                    -
-
-
28
Other long-term inventory
-                                    -                                  40
-
40
Materials on the leach pad
-                                    -                                 127
-
127
Other long-term assets and deferred taxation assets
2,569                             2,467
310
(4,778)
568
Total assets
5,760                             4,717
9,834
(11,089)
9,222
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,713                                 62                             6,465
(5,966)
2,274
Accounts payable and other current liabilities
157
6
248
90
501
Inter-group balances
659                                 51                             5,346
(6,056)
-
Derivatives
702                                   -                                 829
-
1,531
Short-term debt
87                                   4                                  11
-
102
Tax payable
102                                   1                                  31
-
134
Liabilities held for sale
6                                    -
-
-
6
Other non-current liabilities
-                                    -                                 13
-
13
Long-term debt
324                             1,330
164
-
1,818
Derivatives
158                                    -                                417
-
575
Deferred taxation liabilities
407                                    -                                797
(88)
1,116
Provision for environmental rehabilitation
142                                     -                               173
-
315
Other accrued liabilities
-                                     -                                  21
-
21
Provision for pension and other post-retirement medical benefits
194                                     -                                 12
-
206
Minority interest
-                                     -                                 62
-
62
Commitments and contingencies
-                                     -
-
-
-
Stockholders’ equity
2,822                              3,325
1,710
(5,035)
2,822
Stock issued
10                              3,295
316
(3,611)
10
Additional paid in capital
4,977                                     1                              667
(668)
4,977
Accumulated (deficit)/profit
(1,436)                                  29                           (170)
141
(1,436)
Accumulated other comprehensive income
(729)
-
897
(897)
(729)
Total liabilities and stockholders’ equity
5,760                               4,717
9,834
(11,089)
9,222
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
897                              1,978
4,436
(5,910)
1,401
Cash and cash equivalents
2                                    36
158
-
196
Restricted cash
1                                      -
7
-
8
Receivables
825                              1,942
4,027
(5,910)
884
Trade and other receivables
62                                   15
132
-
209
Inter-group balances
433                              1,927
3,550
(5,910) -
Derivatives
330                                     -                                        345
-
675
Inventories
53                                     -                                        207
-
260
Materials on the leach pad
-                                     -
37
-
37
Assets held for sale
16                                     -
-
-
16
Property, plant and equipment, net
1,897                                     -                                    3,130
-
5,027
Acquired properties, net
170                                     -                                     1,242
-
1,412
Goodwill
-                                 247
536
(259)
524
Other intangibles, net
-                                      -
26
-
26
Derivatives
37                                      -
1
-
38
Other long-term inventory
-                                      -
32
-
32
Materials on the leach pad
-                                      -                                       116
-
116
Other long-term assets and deferred taxation assets
2,835                               2,471
294
(5,063)
537
Total assets
5,836                               4,696
9,813
(11,232)
9,113
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,449                                   64                                    6,174
(5,813)
1,874
Accounts payable and other current liabilities
161
-
221
98
480
Inter-group balances
526                                   50                                    5,335
(5,911)
-
Derivatives
530                                     -                                        591
-
1,121
Short-term debt
138                                   12
10
-
160
Tax payable
88                                     2
17
-
107
Liabilities held for sale
6                                      -
-
-
6
Other non-current liabilities
-                                      -
14
-
14
Long-term debt
315                              1,300
164
-
1,779
Derivatives
122                                      -                                       405
-
527
Deferred taxation liabilities
454                                      -                                       794
(96)
1,152
Provision for environmental rehabilitation
145                                      -                                        180
-
325
Other accrued liabilities
-                                      -
19
-
19
Provision for pension and other post-retirement medical benefits
188                                      -
12
-
200
Minority interest
-                                      -
60
-
60
Commitments and contingencies
-                                      -
-
-
-
Stockholders’ equity
3,163                              3,332
1,991
(5,323)
3,163
Stock issued
10                               3,295
315
(3,610)
10
Additional paid in capital
4,972                                     1                                       667
(668)
4,972
Accumulated (deficit)/profit
(1,143)                                  36
7
(43)
(1,143)
Accumulated other comprehensive income
(676)
-
1,002
(1,002)
(676)
Total liabilities and stockholders’ equity
5,836                               4,696
9,813
(11,232)
9,113
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
124                               (47)
69
(6)
140
Net (loss)/income – applicable to common stockholders
(170)                              (17)
(167)
184
170
Reconciled to net cash provided by operations:
Cumulative effect of accounting change
-                                   -
-
-
-
(Profit)/loss on sale of assets and indirect taxes
-                                   -
(4)
-
(4)
Depreciation, depletion and amortization
70
-
96
-
166
Deferred stripping costs
-                                   -
-
-
-
Deferred taxation
(39)                                   -
6
-
(33)
Other non cash items
239                                 15
114
(190)
178
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(2)                                   -
6
-
4
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
2
(33)
31
-
-
Receivables
27                              (10)
(27)
-
(10)
Inventories
(1)                                   -
(17)
-
(18)
Accounts payable and other current liabilities
(3)
(2)
31
-
26
Net cash provided by/(used in) continuing operations
123
(47)
69
(6)
139
Net cash provided by discontinued operations
1
-
-
-
1
Net cash (used)/generated in investing activities                                                                         (53)
10
(65)
-
(108)
Increase in non-current investments
(1)
-
-
-
(1)
Additions to property, plant and equipment                                                                                              (66)
-
(89)
-
(155)
Proceeds on sale of mining assets
-                                   -
2
-
2
Cash outflows from hedge restructuring
-
-
-
-
-
Proceeds of sale of discontinued assets
2                                   -
-
-
2
Proceeds on sale of investments
-                                   -
3
-
3
Cash inflows from derivatives with financing
16
-
20
-
36
Net loans repaid/(advanced)
-                                10
(10)
-
-
Change in restricted cash
(4)                                   -
9
-
5
Net cash (used)/generated in financing activities                                                                         (56)
30
6
6
(14)
Net repayments of short-term debt
(37)                                   -
(2)
-
(39)
Insurance of stock
4                                   -
-
-
4
Net proceeds of long-term debt
(10)                                30
1
-
21
Cash inflows from derivatives with financing
16                                   -
13
-
29
Dividends paid
(29)                                   -
(6)
6
(29)
Net increase/(decrease) in cash and cash equivalents                                                                 15
(7)
10
-
18
Effect of exchange rate changes on cash                                                                                        (11)
-
12
-
1
Cash and cash equivalents – January 1,                                                                                              2
36
158
-
196
Cash and cash equivalents – March 31,                                                                                               6
29
180
-
215

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006…………continued
Prepared in accordance with US GAAP
Note Q. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
14                            (209)
228
(4)                          29
Net (loss)/income – applicable to common stockholders
(61)                             (23)
(18)
41
(61)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
22                                   -
-
-
22
(Profit)/loss on sale of assets and indirect taxes
-                                   -
-
-
-
Depreciation, depletion and amortization
55
-                                           85
-
140
Deferred stripping costs
-
-                                            1
-
1
Deferred taxation
(11)                                   -
4
-
(7)
Other non cash items
34                                 20
(4)
(45)
5
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(3)                                   -
(3)
-
(6)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(3)
(195)
198
-
-
Receivables
22                                   -
(14)
-
8
Inventories
14                                   -
(25)
-
(11)
Accounts payable and other current liabilities
(47)
(11)
4
-
(54)
Net cash provided by/(used in) continuing operations
22
(209)
228
(4)
37
Net cash used in discontinued operations
(8)
-
-
-
(8)
Net cash (used)/generated in investing activities
(65)                                   -                                     (100)
165
Increase in non-current investments
(1)
-
-
-
(1)
Additions to property, plant and equipment                                                                                             (81)
-
(59)
-
(140)
Proceeds on sale of mining assets
-                                   -
-
-
-
Cash outflows from hedge restructuring
-
-
(69)
-
(69)
Proceeds of sale of discontinued assets
-
-
-
-
-
Proceeds on sale of investments
-                                   -
-
-
-
Net loans (advanced)/repaid
-                                   -
-
-
Cash inflows from derivatives with financing
17                                   -
32
-
49
Change in restricted cash
-                                   -
(4)
-
(4)
Net cash generated/(used) in financing activities                                                                           25
160
(101)
4
88
Net repayments of short-term debt
-                                   -                                      (267)
-
(267)
Insurance of stock
1                                   -
-
-
1
Net proceeds of long-term debt
99                               160
170
-
429
Cash inflows from derivatives with financing
7                                   -
-
-
7-
Dividends paid
(82)                                   -
(4)
4
(82)
Net (decrease)/increase in cash and cash equivalents                                                               (26)
(49)
27
-
(48)
Effect of exchange rate changes on cash                                                                                         12
-
(14)
-
(2)
Cash and cash equivalents – January 1,                                                                                            17
53
206
-
276
Cash and cash equivalents – March 31,                                                                                               3
4
219
-
226

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS
ENDED MARCH 31, 2006 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid.
As a result, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti’s current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.
Impact of exchange rate fluctuations

The rand strengthened against the US dollar by 3 percent in the first three months of 2006 (based on the exchange rates of R6.35 and R6.17 per US dollar on January 1, 2006 and March 31, 2006, respectively). In contrast, when comparing the average exchange rates of the rand against the US dollar of R6.15 and R6.01 during the first three months of 2006 and 2005, respectively, the value of the rand lost 2 percent against the US dollar. The Australian dollar weakened against the US dollar by
5 percent based on the average exchange rates of A$1.35 and A$1.29 per US dollar the first three months of during 2006 and 2005, respectively. In contrast, local currencies in Argentina and Brazil strengthened against the US dollar during the three month period ended March 31, 2006 when compared with the same period of 2005.

Gold market

During the quarter ended March 31, 2006, the price relationship between gold and silver has broken, to the extent that the silver price has risen significantly more sharply than even the favorable movement in gold. This move in silver was driven by the anticipation amongst investors and speculators of the launch of an exchange traded fund in silver, which is likely to have a material positive impact on demand for silver, and a related favorable impact on the silver price. Whilst investment flows into gold exchange traded funds early in the first quarter of 2006 kept the gold price firm, trade in these gold funds was much quieter during the latter part of this quarter. This difference in the price behavior in the first quarter does not necessarily imply a permanent disconnection between the two precious metals markets, and stronger prices for silver may be helpful for gold.

The interruption in the correlation between the US dollar spot price of gold and the US dollar exchange rate against the euro has continued during the quarter. Market commentators from time to time refer to changes in the US dollar/euro exchange rate to justify movements in gold price, but it is difficult to sustain an argument for effective correlation between the markets. During the nine months since mid-
2005, when the price behavior of the two markets began to diverge, the gold price has moved strongly upwards by almost 60 percent, whilst the dollar has remained in a band of 6 - 7 cents or 5 percent against the euro.

Various other factors remained favorable to gold during the first quarter of 2006. For all the sustained recovery in the US currency over the past year, currency market commentators continue to call for a weaker US dollar during the year ahead. Oil prices have remained firm and rising, aided by on-going conflict in Iraq. The investment sector remains strong and official holders of gold continue to provide good news for the metal. The latest support from the official sector came with the announcement during the March quarter that the Bundesbank would not sell any gold during the current year of the second Washington Agreement. The German central bank has elected for the second year in a row to forego its right to sell gold as part of the annual tranche of up to 500 tonnes in terms of the second central bank agreement on gold sales, and it is unlikely now that the cumulative sales of gold by signatories to this agreement will reach either the permitted amount of 500 tonnes for this year, or the total projected sales of 2,500 tonnes for the five-year period to September 2009.

The strength of the US dollar continues to confound all forecasts of the inevitable weakening of the US currency.

For over a year now, analysts have continued to call for a dollar back over $1.30 to the euro to reflect the budget deficit and more particularly the trade and current account deficit of the United States.
Notwithstanding these forecasts, the exchange rate for the US currency against the euro has averaged $1.20 for the past nine months and has remained in a tight range of $1.18 - $1.23 to the
European currency.

However, the likelihood of a weaker dollar could remain a possibility. The current account deficit of the United States grew throughout 2005 to a total of $762 billion for the year, and the deficit is currently running at a trend in excess of $800 billion for 2006. More importantly, with the end of the window period provided for in the Homeland Investment Act at the end of 2005, net foreign funds flows into the US faltered at the end of 2005 and have fallen below the amount of the trade deficit.
Notwithstanding the lack of correlation between the US dollar strength and the gold price strength during the past nine months, it is likely that any weakening in the US dollar during the year ahead will be beneficial to the US dollar spot price of gold.

Physical demand for gold during the final quarter of 2005 and the first quarter of 2006 has fallen in the face of sharply higher spot gold prices. This is particularly so in the jewellery sector and in those markets such as India where margins are low and retail prices are close to the underlying gold spot price.

In this regard, the annual gold demand figures for 2005 appear to be misleading, insofar as they show an increase of 4 percent year-on-year for total fabrication demand, or some 125 tonnes of increased demand, with much of this coming from a 100 tonnes rise in jewellery demand globally. These figures combine a strongly higher offtake during the first half of 2005 with substantially lower demand towards the end of 2005. This fall in demand has carried over into 2006, and physical offtake could be as much as 400 tonnes lower this year than it was in 2005, with global demand for gold in jewellery actually lower than annual mine production of gold.

Practically all demand for gold in respect of investment was seen in the wholesale market of exchange traded funds, commodities exchanges and over-the-counter purchases. Offtake of gold in both coin and bar was little changed in 2005.

Regarding supply, new mine production was up by 2 percent year-on-year, with a forecast that 2006 will see gold mine production up by a further 4 percent. A bigger positive impact on supply came in the fall of almost 300 tonnes in de-hedging by gold producers, from the total of 427 tonnes of gold hedge commitments taken back by producers in 2004, to a relatively modest total of 130 tonnes of hedge taken back in 2005. This is the lowest level of de-hedging by gold producers since this process commenced in 2000.

Jewellery demand has fallen in the face of higher spot prices, and scrap supplies of gold on to the market have increased significantly during the final quarter of 2005 and the first three months of 2006.
Scrap sales of gold of 8 million ounces, or 259 tonnes in the final quarter of 2005 equate to an annual rate of supply from scrap of over 1,000 tonnes of gold, higher than at any time before.

In 2006, the spot price of gold opened at $504 per ounce in January and closed at $583 per ounce in
March 2006, compared with $435 per ounce in January 2005 and $428 per ounce in March 2005. The average spot price of gold was $554 per ounce during the three months ended March 31, 2006,
$127 per ounce, or 30 percent, higher than $427 per ounce, the average spot price for the same period in 2005. During the first three months of 2006, the highest spot price of gold was $588 per ounce compared to a high of $446 per ounce for the same period in 2005. The lowest spot price of gold was $517 per ounce during the three months ended March 31, 2006, 25 percent higher than
$412 per ounce, the lowest spot price of gold for the same period ended March 31, 2005.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2006 and 2005. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Three months ended March 31,
2006                                   2005
Total gold production (000 oz)
(1)
1,340
1,569
Total cash cost ($/oz)
(1)
321
284
Total production cost ($/oz)
(1)
451
389
Production costs ($ million)
392
405
Capital expenditure ($ million)
156
144
Consolidated entities
155
140
Equity accounted joint ventures
1
4
(1)
Including equity accounted joint ventures.

Gold production
For the three months ended March 31, 2006, AngloGold Ashanti’s total gold production decreased by
229,000 ounces, or about 15 percent, to 1.34 million ounces from 1.57 million ounces produced in the same period in 2005. In South Africa, gold production decreased from 666,000 ounces produced in the three months to March 31, 2005, to 610,000 ounces produced in the same period of 2006 due to lower recovered grades at Great Noligwa and Kopanang and downsizing at Tau Lekoa and Savuka.
Gold production in Tanzania and Australia decreased from 192,000 ounces and 131,000 ounces, respectively, produced in the three months to March 31, 2005, to 84,000 ounces and 91,000 ounces produced, respectively, in the same period in 2006, mainly due to reduced water supply and subsequent heavy rains at Geita and lower recovered grades at Sunrise Dam.

In the quarter ended March 31, 2006, gold production decreased by 154,000 ounces to 1.34 million ounces, or 10 percent from 1.49 million ounces produced during the quarter ended December 31,
2005 mainly: due to lower volumes mined as well as planned production declines in South Africa (at
TauTona, Kopanang, Tau Lekoa and Savuka); in Tanzania (at Geita) due to a countrywide drought and subsequent heavy rains and in the USA (at Cripple Creek & Victor) due to lower than expected grades.
Total cash cost and total production cost
Total cash costs for the three months ended March 31, 2006 were $321 per ounce, $37 per ounce, or
13 percent, higher than the cash costs of $284 per ounce recorded in the same period in 2005. This change was mainly due to substantially higher cash costs for the Argentinean, Brazilian and
Tanzanian operations in the three months ended March 31, 2006, which increased by 31 percent,
27 percent and 140 percent respectively, when compared to the same period in 2005. The increase in total cash costs at the Argentinean and Brazilian operations was mainly due to inflationary cost increases and the strengthening of local currencies relative to the US dollar. Operations in Tanzania recorded higher total cash costs in the three months ended March 31, 2006 mainly due to the significant decrease in gold production when compared to 2005.

Total cash costs per ounce for the three months ended March 31, 2005 increased by 15 percent compared to the quarter ended December 31, 2005 mainly as a result of strong local operating currencies relative to the US dollar and lower gold production caused by lower volumes and grades.

Total production costs per ounce for three months ended March 31, 2006 were $451 per ounce,
$62 per ounce, or 16 percent, higher than the total production costs of $389 per ounce recorded in
2005.
Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the
Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, this institute has now been incorporated into the National Mining Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses
(including head office costs charged to the mines, central training expenses, industry association fees,

refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss)
before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management because they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company’s unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the three months ended March 31, 2006 and 2005 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the three months ended March 31,

(in $ millions, except as otherwise noted)
(1)
Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the Company’s condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable production only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

Capital expenditures

Total capital expenditure during the three months ended March 31, 2006 was $156 million compared to $144 million in 2005. This $12 million, or 8 percent, increase is primarily the result of the following factors: the $25 million increase in capital expenditure in the Brazilian region from $11 million recorded in the three months ended March 31, 2005 to $36 million spent for the same period in 2006, mainly due to the expansion project at the Cuiabá mine in south-eastern Brazil offset by the $14 million decrease in capital expenditure in South Africa, from $80 million spent in the three months ended
March 31, 2005 to $66 million for the same period in 2006, mainly due to lower capital spent on the
Moab Khotsong and TauTona projects.

Comparison of financial performance on a segment basis for the three months ended
March 31, 2006 and 2005

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating
2006                  2005
Production costs per condensed consolidated financial information
392
405
Plus:
Production costs of equity accounted joint ventures
(1)
19
23
Less:
Rehabilitation costs and other non-cash costs
-
(7)
Plus:
Inventory movement
4                      21
Royalties
15                      13
Related party transactions
(2)
7
12
Adjusted for:
Minority interests
(3)
(6)                   (13)
Non-gold producing companies and adjustments
(1)
(9)
Total cash costs
430                   445
Plus:
Depreciation, depletion and amortization
176
159
Employee severance costs
2
2
Rehabilitation and other non-cash costs
-
7
Adjusted for:
Minority interests
(3)
(4)                      (2)
Non-gold producing companies and adjustments
-
-
Total production costs
604                    611
Gold produced (000’ ounces)
(4)
1,340
1,569
Total cash costs per ounce
(5)
321
284
Total production costs per ounce
(5)
451
389

decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues
Three months ended March 31,
2006
2005
US dollar,
millions   Percentage
US dollar,
millions      Percentage
Category of activity
Product sales 627 601
Interest, dividends and other 4 10
Total revenues 631 611
Geographical area data
South Africa 316 50% 280 46%
Argentina 27 5% 23 4%
Australia 50 8% 56 9%
Brazil 49 8% 44 7%
Ghana
77                12%                     77                    13%
Guinea 33 5% 23 4%
Mali 73 12% 60 10%
Namibia 12 2% 9 1%
USA 21 3% 26 4%
Tanzania 43 7% 72 12%
Other, including Corporate and Non-gold producing
subsidiaries                                                                                                    3

704 671
Less: Equity method investments included in above (73) (12%) (60) (10%)
Total revenues 631 100% 611 100%
Assets
At December 31, 2005
At March 31, 2006
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa 3,117 34% 3,019 33%
Argentina 256 3% 248 3%
Australia 689 7% 737 8%
Brazil 433 5% 371 4%
Ghana 2,101 23% 2,104 23%
Guinea 336 4% 349 4%
Mali 320
(1)
3%                 309
(1)
4%
Namibia 69 - 51 -
USA 433 5% 429 5%
Tanzania 1,297 14% 1,281
14%
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
171 2% 215 2%
Total segment assets 9,222 100% 9,113 100%
(1)
Investment held.

Comparison of financial performance for the three months ended March 31, 2006 and 2005
Revenues

Revenues from product sales and other income increased from $611 million in the first three months of 2005 to $631 million in the same period of 2006, representing a 3 percent increase over the period.
This was mainly due to the increase in the gold price in the first three months of 2006 as the average spot price of gold was $554 per ounce during the three months ended March 31, 2006, $127 per ounce, or 30 percent, higher than $427 per ounce, the average spot price of gold in the first three months of 2005, being largely offset by decreased production. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $36 million to $316 million over the three months ended March 31, 2006 from $280 million realized in the same period in 2005, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 56,000 ounces from 666,000 ounces produced in the three months to March 31, 2005, to 610,000 ounces produced over the same period of 2006.

Total revenues generated in Tanzania (at Geita) decreased by $29 million, or 40 percent, from
$72 million realized in the first three months of 2005 to $43 million in the same period in 2006 as a result of a decrease in gold production.
Production costs

During the three months ended March 31, 2006, AngloGold Ashanti incurred production costs of
$392 million representing a decrease of $13 million, or 3 percent, over $405 million recorded for the same period of 2005.

Production costs in AngloGold Ashanti’s South Africa operations decreased by $31 million to
$181 million in the first three months of 2006 from $212 million for the same period of 2005 mainly as a result of a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the US dollar. About 46 percent of AngloGold Ashanti’s production costs were denominated in South African rands in the first three months of 2006.

Production costs recorded from operations situated in Argentina and Brazil increased from $24 million in the three months ended March 31, 2005 to $32 million over the same period in 2006 mainly due to the impact of inflationary cost increases and the strengthening of local currencies relative to the US dollar.

Production costs recorded by Geita in Tanzania increased from $40 million in the three months ended
March 31, 2005 to $50 million over the same period in 2006 as a direct result of a decrease in production.
Exploration costs

Exploration costs increased from $10 million in the three months ended March 31, 2005 to $12 million in the same period in 2006 mainly due to increased exploration activities in Australia.

Related party transactions

Related party transactions in the three months ended March 31, 2006 amounted to $7 million compared with $11 million for the same period of 2005 mainly due to lower contract work generated by development activities.
General and administrative

General and administrative expenses increased from $17 million in the three months ended
March 31, 2005 to $22 million in the same period in 2006, mainly due to increased headcount, bonus and annual salary increments.
Royalties

Royalties paid by AngloGold Ashanti increased from $9 million in the three months ended
March 31, 2005, to $11 million paid in the same period in 2006. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $26 million to $166 million in the three months ended March 31, 2006 when compared to $140 million recorded in the same period in 2005.
This increase was mainly due to increases in depreciation, depletion and amortization expense in
South Africa and Ghana from $63 million and $26 million, respectively, incurred in the three months ended March 31, 2005 to $81 million and $31 million, respectively, in the same period of 2006 mainly as a result of amortized ore development costs and changes in estimated lives of assets.
Interest expense

Interest expense increased by $6 million from $19 million recorded in the three months ended
March 31, 2005 to $25 million in the three months ended March 31, 2006 mainly due to an increase in bank borrowings. As at March 31, 2006 all of AngloGold Ashanti’s debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars.
Accretion expense

Accretion expense of $4 million was recorded in the three months ended March 31, 2006 compared with $2 million in the three months ended March 31, 2005. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Profit on sale of assets and indirect taxes

In the three months ended March 31, 2006, the Company recorded a profit on sale of assets of
$4 million (before taxation of $nil million) relating mainly to the disposal of minor equipment and assets in South America and an over provision of indirect taxes in Guinea. No profit on sale of assets was recorded in the three months ended March 31, 2005.

Non-hedge derivative loss

A non-hedge derivative loss of $188 million was recorded in the three months ended March 31, 2006 compared to a loss of $40 million in the same period of 2005 as a direct result of increase in the gold price, relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.
Taxation benefit

A net taxation benefit of $8 million was recorded in the three months ended March 31, 2006 compared to a net benefit of $1 million in the same period in 2005. Charges for current tax in the three months ended March 31, 2006 amounted to $25 million compared to $6 million in the same period in 2005 reflecting mainly the impact of the South African tax formula to the increase in the earnings of the operations in that country. Charges for deferred tax in the three months ended March 31, 2006 amounted to a net tax benefit of $33 million compared to a net tax benefit of $7 million in the same period in 2005.
Equity income in affiliates

Equity income in affiliates increased to $26 million in the three months ended March 31, 2006 from
$21 million in the three months ended March 31, 2005 mainly as a result of increased earnings of operations in Mali.
Discontinued operations

A loss of $9 million was recorded in the three months ended March 31, 2005 due to the closure of the
Ergo operations at the end of March 2005 as described by note F “Discontinued operations” to the condensed consolidated financial statements.
Cumulative effect of accounting change

During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million
(net of taxation of $11 million) reflected in the three months ended March 31, 2005 as described by note G “Accounting change” to the condensed consolidated financial statements.
Net loss

As a result of the factors detailed above, a net loss of $170 million was recorded in the three months ended March 31, 2006 compared to net loss of $61 million in the three months ended March 31, 2005.

Liquidity and capital resources

Net cash provided by operating activities was $140 million in the three months ended March 31, 2006,
$111 million higher than $29 million for the comparable period in 2005. This is mainly the result of higher unit prices of gold being offset by higher costs and expenses over the first three months of
2006 compared with the same period in 2005. A detailed discussion of the movement in net loss is included under “Comparison of financial performance for the three months ended March 31, 2006 and
2005” above.

Investing activities in the three months ended March 31, 2006 resulted in a net cash outflow of
$108 million compared with an outflow of $165 million in the three months ended March 31, 2005 and included investment outflows of $69 million in the first quarter of 2005 resulting from the restructuring of the AngloGold Ashanti hedge book and restructuring inflows from maturities of $36 million in the first quarter of 2006.

Net cash generated in financing activities in the three months ended March 31, 2006 amounted to an outflow of $14 million, a decrease of $102 million from an inflow of $88 million in the three months ended March 31, 2005, comprising normal scheduled loan repayments in terms of loan facilities of
$39 million and proceeds from loans of $21 million. The Company made dividend payments of
$29 million (10 US cents per ordinary share) in the three months ended March 31, 2006 compared with dividends of $82 million (30 US cents per ordinary share) paid in the same period in 2005, a
65 percent decrease.

As a result of the items discussed above, at March 31, 2006, AngloGold Ashanti had $215 million of cash and cash equivalents compared with $196 million at December 31, 2005, an increase of
$19 million, or 10 percent. At March 31, 2006, the Company had a total of $251 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital expansion projects under “Capital expenditures” above. At March 31, 2006, AngloGold Ashanti had total contracted capital expenditure of $341 million related to capital projects.

To service above capital commitments and other operational requirements the Company is dependant upon cash generated from operations, borrowing facilities and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from Joint Venture partners are subject to consent and co-operation from those
Joint Venture partners.

The Company’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

During the next twelve months, approximately $102 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of the repayment of local short term money market loans of $88 million.

The Company expects to finance capital expenditure projects and the repayment of debt scheduled to mature in 2006 from cash on hand, cash flow from operations and its credit facilities.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2005 which was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2006.

Recently adopted accounting policies

As described by note C “Deferred stripping costs” to the condensed consolidated financial statements, on January 1, 2006 the Company adopted The Emerging Issues Task Force (“EITF”) Issue 04-6,
“Accounting for Stripping Costs in the Mining Industry”. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the new guidance will have no impact on the
Company’s cash position or net cash from operations. Prior to 2006 stripping costs incurred in open-
pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of stripping costs (deferred stripping).

As described by note H “Stock-based compensation plans” to the condensed consolidated financial statements, on January 1, 2006, the Company adopted the fair value recognition provisions of
SFAS No. 123(R), “Share-Based Payment”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25,
“Accounting for Stock Issued to Employees, and related Interpretations”, as permitted by SFAS123,
“Accounting for Stock-Based Compensation”. The Company adopted SFAS123(R) using the modified prospective transition method. The results for prior periods have not been restated. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the quarter ended March 31, 2006 as the Company does not receive the benefit of a tax deduction for compensation cost. At March 31, 2006, the
Company has four stock-based employee compensation plans consisting of time-based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
treated as equity settled compensation plans under SFAS123(R). During the three months ended
March 31, 2006 the Company recognized a compensation expense of $1 million related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options outstanding as of
March 31, 2006:
2006                      2006
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year
3,762
220
Granted
-                            -
Exercised
(179)                        128
Forfeited (terminations)
(111)
247
Outstanding at March 31, 2006
3,472
224
Options exercisable at March 31, 2006
581
118
As of March 31, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is considered to be remote.

Heap leach inventory

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of March 31, 2006 and December 31, 2005, $37 million was classified as short term as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of
March 31, 2006, $127 million was classified as long term compared with $116 million as at
December 31, 2005.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed hedging program within
Board directed limits. Management continues to have the latitude to put new contracts in place where the gold price and operating circumstances make this necessary or prudent.

At March 31, 2006, the net delta hedge position of AngloGold Ashanti was at 11.23 million ounces at a spot price of gold of $582 per ounce. The net delta hedge position reflects an increase of
390,000 ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended
December 31, 2005. The marked-to-market valuation of this position at March 31, 2006 was negative
$2,707 million. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company.

At March 31, 2006, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was
11.23 million ounces (at December 31, 2005: 10.84 million ounces). This is calculated using the Black-
Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31,
2006.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$2,707 million at March 31, 2006 (at December 31, 2005: negative $1,941 million). These values were based on a gold price of $582 per ounce, exchange rates of R/ $6.150 and A$/ $0.7148 and the prevailing market interest rates and volatilities at that date.

At May 4, 2006 (AngloGold Ashanti issued its IFRS results for the quarter ended March 31, 2006 on
May 5, 2006), the marked-to-market value of the hedge book was a negative $3,633 million based on a gold price of $664.70 per ounce and exchange rates of R/ $6.09 and A$/ $0.7660 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti’s hedge position as at March 31, 2006
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at March 31, 2006 (references in the table to "$" are to the US dollar, references to
"A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
2,380
25,469
30,076
26,288
16,328
37,239
137,779
US$/oz
$(365)
$357
$365
$380
$382
$411
$368
Put options purchased
Amount (kg)
11,010
1,455
12,465
US$/oz
$345
$292
$339
Put options sold
Amount (kg)
14,460
855
1,882
1,882
7,527
26,606
US$/oz
$485
$390
$400
$410
$435
$457
Call options purchased
Amount (kg)
10,121
6,357
16,479
US$/oz
$358
$344
$353
Call options sold
Amount (kg)
27,287
32,544
32,904
31,194
28,054
76,068
228,052
US$/oz
$419
$387
$395
$418
$429
$506
$441
RAND GOLD
Forward contracts
Amount (kg)
2,449
933
3,382
Rand per kg
R97,520
R116,335
R102,711
Put options purchased
Amount (kg)
Rand per kg
Put options sold
Amount (kg)
3,266
3,266
Rand per kg
R100,515
R100,515
Call options purchased
Amount (kg)
Rand per kg
Call options sold
Amount (kg)
2,799
311
2,986
2,986
2,986
12,068
Rand per kg
R116,185
R108,123
R202,054
R216,522
R230,990
R190,454
A DOLLAR GOLD
Forward contracts
Amount (kg)
*622
6,843
2,177
3,390
3,110
14,899
A$ per oz
A$295
A$630
A$653
A$648
A$683
A$662
Put options purchased
Amount (kg)
8,709
8,709
A$ per oz
A$751
A$751
Put options sold
Amount (kg)
4,977
4,977
A$ per oz
A$732
A$732
Call options purchased
Amount (kg)
3,110
3,732
3,110
1,244
3,110
14,306
A$ per oz
A$673
A$668
A$680
A$694
A$712
A$683
Call options sold
Amount (kg)
11,819
11,819
A$ per oz
A$775
A$775
Delta (kg)
24,817
56,229
60,834
59,127
43,289
104,331
349,329
** Total net gold:
Delta (oz)
797,884
1,830,372
1,955,856
1,900,974
1,391,772
3,354,315
11,231,172
*        Long position.
**      The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2006. The delta positions indicated above include positions from equity accounted joint ventures.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti’s silver hedge position as at March 31, 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR
SILVER
Forward
contracts
Amount
(kg)
$
per
oz
Put options purchased
Amount (kg)
32,659
43,545
43,545
119,749
$
per
oz
$7.11             $7.40            $7.66
$7.42
Put options sold
Amount (kg)
32,659
43,545
43,545
119,749
$
per
oz
$6.02             $5.93            $6.19
$6.05
Call
options
purchased
Amount
(kg)
$
per
oz
Call options sold
Amount (kg)
32,659
43,545
43,545
119,749
$
per
oz
$8.11             $8.40            $8.64
$8.41

The following table indicates the group's currency hedge position at March 31, 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Forward
contracts
Amount
($)
64,937
64,937
US$/R
R6.26
R6.26
Put
options
purchased
Amount
($)
55,000
55,000
US$/R
R6.79
R6.79
Put
options
sold
Amount
($)
45,000
45,000
US$/R
R6.55
R6.55
Call
options
purchased
Amount
($)
US$/R
Call
options
sold
Amount
($)
95,000
95,000
US$/R
R6.80
R6.80
A
DOLLAR
(000)
Forward
contracts
Amount
($)
29,260
29,260
A$/US$ A$0.74
A$0.74
Put
options
purchased
Amount
($)
60,000
60,000
A$/US$ A$0.73
A$0.73
Put
options
sold
Amount
($)
80,000
80,000
A$/US$ A$0.76
A$0.76
Call
options
purchased
Amount
($)
A$/US$
Call
options
sold
Amount
($)
80,000
80,000
A$/US$ A$0.72
A$0.72
BRAZILIAN REAL (000)
Forward
contracts
Amount
($)
18,000
4,000
22,000
US$/BRL
BRL3.21
BRL3.31
BRL3.23
Put
options
purchased
Amount
($) 5,000
2,500
7,500
US$/BRL
BRL2.28
BRL2.30
BRL2.28
Put
options
sold
Amount
($) 5,000
2,500
7,500
US$/BRL
BRL2.13
BRL2.10
BRL2.12
Call
options
purchased
Amount
($)
US$/BRL
Call
options
sold
Amount
($)
20,000
2,500
22,500
US$/BRL
BRL3.07
BRL2.36
BRL2.99

Recent developments

Announcements

On February 10, 2006, AngloGold Ashanti announced the appointment of Reginald Bannerman, a
Ghanaian Lawyer, to the board of directors.

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty
Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses but after underwriters’ fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing their holding in the Company to 41.8 percent. The combined offering was priced at
$51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the securities on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing).
Net proceeds of the primary offering approximated $495 million, which will be used for project development capital, capital expenditure and other general corporate purposes.

On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5 million in exploration funding.

On June 15, 2006, AngloGold Ashanti announced the signature of a Letter of Intent with International
Tower Hill Mines Ltd. (ITH), for the sale and option of AngloGold Ashanti’s 100 percent interest in six
Alaskan mineral exploration properties and associated databases to ITH. ITH will issue to AngloGold
Ashanti 19.99 percent of its issued shares following the acquisition and the completion of equity financing to raise a minimum of $10 million for future exploration activities. ITH will be required to raise an additional approximate $6 million either prior to or concurrently with the closing of the deal with AngloGold Ashanti.

AngloGold Ashanti will also grant ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project within four years of the grant date of the option, following which AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

Retiring Executive Director of Marketing

Kelvin Williams, who has been Executive Director of Marketing since the establishment of AngloGold in 1998, has retired effective from May 6, 2006 after a long and fulfilling career. His roles and responsibilities are to be shared by Thero Setiloane (Marketing) and Mark Lynam (Treasury).

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold
Ashanti’s annual report on Form 20-F for the year ended December 31, 2005 which was filed with the
United States Securities and Exchange Commission (SEC) on March 20, 2006. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 21, 2006
By: /s/ C R BULL
Name:  C R Bull
Title:    Company Secretary